EXHIBIT 99.2













                              YAMANA RESOURCES INC.











--------------------------------------------------------------------------------

                             ANNUAL INFORMATION FORM

                      For the year ended February 28, 2003

--------------------------------------------------------------------------------











                                  July 18, 2003

                                TABLE OF CONTENTS

INFORMATION INCORPORATED BY REFERENCE..........................................3
GENERAL........................................................................3
ITEM 2. CORPORATE STRUCTURE ...................................................3
ITEM 3. GENERAL DEVELOPMENT OF THE BUSINESS....................................5
ITEM 4. NARRATIVE DESCRIPTION OF THE BUSINESS ................................12
ITEM 5. SELECTED CONSOLIDATED FINANCIAL DATA..................................28
ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS .................................28
ITEM 7. MARKET FOR SECURITIES.................................................33
ITEM 8: DIRECTORS AND OFFICERS................................................33
ITEM 9: ADDITIONAL INFORMATION................................................35

Metric Equivalents

     The following table sets forth the conversion from metric into imperial equivalents:

     To convert from metric
     measurement units         To imperial measurement units         Multiply by
     -----------------         -----------------------------         -----------

     Grams                     Ounces (troy)                         0.0322

     Tonnes                    Tons (short)                          1.1023

     Grams/tonne (g/t)         Ounces (troy)/ton (short)             0.0292

     Grams/tonne (g/t)         Parts per billion (ppb)               1,000

     Hectares                  Acres                                 2.4711

     Kilometres                Miles                                 0.6214

     Metres                    Feet                                  3.2808

     Currency Conversion

     All currency references in this Annual Information Form ("AIF") are in Canadian dollars ("C$") unless otherwise indicated. The noon rate of exchange on July 17, 2003 reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars ("U.S.$") was C$1.00 = U.S.$0.6029 (U.S.$1.00 = C$1.3971).

Glossary of Mining Terms

     The  following  is a glossary of certain  mining terms used in this AIF:

Au                  Gold.

breccia Rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.

caldera             A large basin-shaped volcanic crater.

cateo               A right granted in Argentina to explore a mineral property.

Direct Shipping Ore

(or "DSO")          Material so rich that it can be mined and  shipped  directly to a smelter without any on-site processing.

epithermal          Applied to  hydrothermal  deposits formed at low temperature and pressure.

hectare             A square of 100 metres on each side.

hydrothermal        Hot magmatic emanations rich in water.

massif              A massive topographic and structural feature.

mineral deposit     A mineral  deposit is a body of  mineralized  material which could warrant further exploration work such as surface, underground, or drill sampling, to appropriately delineate the size, tonnage, and average grade of the metal(s) contained. Such a deposit does not qualify as a commercially viable ore body (a reserve) until a final feasibility study based upon the work done is concluded.

mineralization      The  concentration  of metals and their  chemical  compounds within a body of rock.

ore A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

ppb                 Parts per billion.

quartz A mineral the composition of which is silicon dioxide. A crystalline form of silica.

rhyolite            A fine-grained volcanic rock rich in silica.

silica              Silicon dioxide.

stockwork           A network of quartz veinlets diffused in the original rock.

strike The course or bearing of a bed or layer of rock as it intersects the horizontal.

structural          Pertaining to geological structure.

tuff                A rock formed of compacted fine grained volcanic fragments.

vein An occurrence of ore with a regular development in length, width and depth.


NOTE REGARDING FORWARD STATEMENTS

     Except for statements of historical fact relating to Yamana Resources Inc. ("Yamana" or the "Corporation"), certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this report under the heading "Item 4 - Narrative Description of Business - Risk Factors". The Corporation undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

INFORMATION INCORPORATED BY REFERENCE

     The audited consolidated financial statements of the Corporation for the fiscal year ended February 28, 2003 together with the notes thereto (collectively, the "Consolidated Financial Statements"), on pages 7 to 12 of the Corporation's 2003 Annual Report, are specifically incorporated herein by reference.

GENERAL

     The information in this AIF is given as of February 28, 2003 unless otherwise indicated.

ITEM 2. CORPORATE STRUCTURE

2.1 Name and Incorporation

     Yamana Resources Inc. is a Canadian corporation engaged in the mining exploration business as described under "Narrative Description of Business" below. The Corporation's business is conducted through Minera Yamana Inc. ("Minera Yamana"), an Ontario corporation, and other indirect subsidiaries as set forth under the heading "Intercorporate Relationships" below. Minera Yamana was incorporated on March 17, 1994 as a private company to explore and develop mineral properties in Argentina.

     On February 7, 1995, the Corporation, then named Wiscan Resources Inc. ("Wiscan"), a publicly-held Ontario corporation, completed a business combination with Minera Yamana. At the time, Wiscan was involved in the mineral and resource exploration business. Pursuant to the business combination, the shareholders of Minera Yamana received a controlling interest in the Corporation and Minera Yamana became a wholly-owned subsidiary of the Corporation. Immediately prior to the business combination, among other things, Wiscan transferred substantially all of its assets and all of its liabilities to Moss Resources Inc. ("Moss") in exchange for shares of Moss which were then distributed to the shareholders of Wiscan. In connection with the transactions effected on February 7, 1995, the Corporation changed its name to its current form and continued under the Canada Business Corporations Act ("CBCA") by articles of continuance dated the same date.

     Unless the contrary is expressly stated, any reference to the business of the Corporation conducted prior to February 7, 1995 is a reference to the business conducted by Minera Yamana. Additionally, all references to numbers of common shares in the capital of the Corporation (collectively, the "Common Shares") and prices per Common Share are after giving effect to the transactions which took place on February 7, 1995 and, unless the context otherwise requires, all references to the Corporation are references to the Corporation and its subsidiaries.

     The registered office of the Corporation is located at 66 Wellington Street West, Suite 3600, Toronto, Ontario, M5K 1N6, and the executive office is located at 3151 E. 29th St., Spokane, Washington, 99223.

2.2 Intercorporate Relationships

     The following chart sets forth certain information concerning the principal subsidiaries and branch operations of the Corporation as of the date of this AIR



                                                        YAMANA RESOURCES INC.
                                                              (Canada)
                                                              --------

                                                100%                            100%

                                         MINERA YAMANA INC.             PLATERO RESOURCES, INC.
                                              (Ontario)                        (Ontario)
                                              ---------                        ---------

                                                                        100%

                                                                            YAMANA HOLDING USA INC.
                                                                                  (Washington)
                                                                                  ------------

                                                100%                            100%                    100%

                                        YAMANA RESOURCES LTD.        YAMANA MANAGEMENT INC.        YAMANA USA INC.
                                               (BVI)                      (Washington)              (Washington)
                                               -----                      ------------              ------------

                                         100%
                         100%                                              100%


          RECURSOS YAMANA                YAMANA RESOURCES                       IGWA RESOURCES LIMITED
           LIMITED (BVI)                 BRAZIL (BVI) LTD.                              (BVI)
           -------------                 -----------------                              -----

             100%                              100%                                 100%

      RECURSOS Y AMANA S.A.(1)          YAMANA RESOURCES DO                IGWA PROPRIETARY
            (Argentina)                    BRAZIL LTDA                     (Papua New Guinea)
                                            (Brazil)
            ----------                      --------                       -----------------



Notes

(1) Other than one common share which is held by Victor H. Bradley, a director and officer of the Corporation. It is a requirement of Argentinean law that an Argentinean corporation have at least two shareholders.

ITEM 3. GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Three Year History

     The following are some of the major events in the last three years that have influenced the general development of Yamana's business.

     In June 1999, Yamana entered into a letter of intent, subsequently formalized in the year ended February 28, 2001, with a subsidiary of Newmont Mining Corporation ("Newmont"), whereby Newmont, as operator, would conduct gold exploration programs in the Republic of Paraguay upon Yamana's existing land holdings and upon new land applications. In April 2001, after completing a diamond-drilling program in the Guazucua and Sapucai areas, Newmont withdrew from exploration in Paraguay and terminated its option agreement with Yamana. Yamana wrote off the carrying value of its Paraguay properties in February 2001.

     In November 1999, Yamana obtained a two-year U.S.$4,500,000 (originally $4,000,000) loan facility from Northgate Exploration (BVI) Limited ("Northgate") for development of Mina Martha in Santa Cruz province, Argentina. The facility bore interest at the rate of thirty percent per annum, compounded annually, and matured on December 23, 2001. This loan was satisfied in full with the sale of Mina Martha and related silver properties in April 2002 as described below.

     In February 2000, Yamana closed a private placement whereby Royal Gold, Inc. ("Royal Gold") acquired 3 million units of Yamana for U.S.$1.2 million. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. The warrants expired on February 1, 2003. In addition, Royal Gold purchased, for U.S.$150,000, a 2 percent net smelter return royalty on all future mineral production from Yamana's mineral property holdings in Santa Cruz province, Argentina as at November 1, 1999.

     In February 2001, Yamana closed a private placement of 8,000,000 units for gross proceeds of U.S.$1,000,000. Each unit consisted of one First Preference Share, Series 1 (the "First Preference Shares") and one Common Share purchase warrant of Yamana exercisable for three years from the closing date of the private placement at an exercise price of U.S.$0.15. Each First Preference Share was convertible into one Common Share (subject to adjustment in certain circumstances) and was entitled to a cumulative quarterly dividend of 7.5%. Preference shareholders could elect to receive Common Shares in lieu of cash dividends. Yamana had the right, in certain circumstances, to redeem the First Preference Shares. Yamana was also required to redeem all or part of the First Preference Shares from "excess available cash flow" (as defined).

     During the year ended February 28, 2003, Minera Yamana agreed to purchase 5,560,000 First Preference Shares and the rights to dividends in exchange for 10,822,411 Common Shares. The First Preference Shares were purchased on the basis of 1.28205 Common Shares for each First Preference share and one Common Share for each $0.0975 of accrued dividends. Different consideration was negotiated with two holders of First Preference Shares. One such holder tendered 50% of its First Preferred Shares in accordance with the above terms and took, in exchange for the other 50%, a 2% NSR on La Paloma, a

Yamana gold property in Santa Cruz province, Argentina. The other holder tendered his First Preference Shares in exchange for a convertible promissory note, payable in cash on or before October 1, 2003 and bearing interest at 15% from October 1, 2002. The conversion price is U.S.$0.055 per share.

     Yamana completed the repurchase pursuant to exemption orders granted by the Ontario Securities Commission and the British Columbia Securities Commission under the Mutual Reliance Review System on April 4, 2003 and issued the Common Shares thereafter. Warrants that were originally issued with the preferred shares that were purchased or surrendered were amended such that the expiration date was extended from February 9, 2004 to December 31, 2004 and the exercise price was reduced from $0.15 to $0.125 per share.

     In July 2001, Yamana closed a private placement financing of 1,820,000 units at a price of U.S.$0.125 per unit. Each such unit consisted of one Common Share and one Common Share purchase warrant exercisable for three years from the closing date of the private placement at an exercise price of U.S.$0.16. The proceeds of the private placement were used for working capital and general corporate purposes

     Concerning the Martha Mine ("Mina Martha"), Yamana originally developed it with the objective of financing future expenditures through internally generated funds. Yamana came close to achieving its objective; however the loss of four months out of twelve due to severe winters two years in a row, falling silver prices closer to U.S.$4.00/oz compared with U.S.$5.50/oz when preparing for production, and the maturity of Northgate loan on December 23, 2001, and inability to extend the loan, combined to prompt a search for alternate repayment methods. Failure to satisfy Northgate would have meant the loss of all of Yamana's Argentine assets and, thus, the end of the Corporation.

     As further explained below, in April 2002, Yamana sold Mina Martha and related silver properties and assets in the western part of the province of Santa Cruz. As a result of the transaction, Yamana emerged debt-free, owning 100 percent of its promising gold properties in eastern Santa Cruz. In April 2002, Yamana also entered into an earn-in agreement to fund a two-phase exploration program of its gold properties.

     On February 28, 2003, Yamana closed a private placement financing of 8,006,374 units at a price of C$0.15 per unit. Each unit consisted of one common share of Yamana and one Common Share purchase warrant of Yamana exercisable for three years from the closing date at an exercise price of C$0.20. Yamana also issued 800,637 underwriter's warrants exercisable up to two years from the closing date at an exercise price of C$0.19. Subsequent to February 28, 2003, in an over-allotment option related to the same private placement, Yamana additionally placed 200,000 units and issued 20,000 underwriter's warrants under the same terms.

     As part of its developing emphasis on Brazil, in early 2003, Yamana began discussions with Santa Elina, a substantial Brazilian mineral company. On April 23, 2003, Yamana entered into a letter of intent to acquire certain gold properties (the "Santa Elina Properties") owned by Santa Elina. The Santa Elina Properties include three advanced pre-production gold projects as well as some exploration projects, claims and concessions in

Brazil. The three pre-production projects, all in advanced stages of permitting and licensing, are Sao Francisco, Sao Vicente and Fazenda Nova/Lavrinha. Fazenda Nova/Lavrinha is located in the Goias Mineral District in central Goias State, while Sao Vicente and Sao Francisco are located approximately 50 kilometres apart along the Santa Elina Gold Belt in west central Mato Grosso State near the Bolivian border.

     Yamana and Santa Elina subsequently entered into a definitive agreement (the "Definitive Agreement") with Santa Elina dated as of June 25, 2003. The Definitive Agreement contemplates the purchase by Yamana, subject to regulatory and shareholder approval, of all of the shares (the "TargetCo Shares") of two newly incorporated Brazilian corporations (the "TargetCos") and the concurrent transfer to the TargetCos of the Santa Elina Properties. Yamana will issue as consideration for the TargetCo Shares 27,723,940 Common Shares (following the share consolidation described below), which will represent 85% of the issued and outstanding share capital of Yamana upon completion.

     Further discussions between Yamana and Santa Elina resulted in the entry by Yamana and Mineracao Maraca Industria e Comercio S.A. ("Mineracao Maraca"), an affiliate of Santa Elina, into an option agreement (the "Chapada Agreement"), also dated June 25, 2003, for the acquisition of a copper-gold project and other exploration lands in northern Goias State, Brazil (the "Chapada Properties"). Pursuant to the Chapada Agreement, Mineracao Maraca has granted to Yamana an option (the "Chapada Option") to purchase the shares (the "ChapadaCo Shares") of a newly incorporated Brazilian corporation ("ChapadaCo") for a fee of U.S.$10. On exercise of the Chapada Option, subject to regulatory and shareholder approval, Yamana will purchase the ChapadaCo Shares and Mineracao Maraca will transfer to ChapadaCo the Chapada Properties.

     The Chapada Option may be exercised by written notice and the deposit with Yamana's solicitors of U.S.$10. The consideration for the ChapadaCo Shares issuable upon exercise of the Chapada Option is $48,500,000, less the initial fee and deposit, payable by the allotment and issuance of up to 37,307,692 Common Shares (the "Chapada Option Shares") to Mineracao Maraca. Yamana is required to commission, as and when commercially practicable, a bankable feasibility study regarding the development and exploitation of the Chapada Properties. In the event that 47.5% of the net asset value for the Chapada Properties as determined by such feasibility study exceeds $48,500,000, Yamana shall pay an amount equal to the excess in cash or by issuing additional Common Shares, at the election of Yamana.

     Prior to the closing of the Santa Elina and Chapada transactions, Yamana intends to complete a financing (the "Financing"). Yamana will use the net proceeds from the Financing to further the exploration and development of the Santa Elina Properties, to pursue the acquisition of producing assets and exploration projects and for general corporate purposes. In particular, Yamana has negotiated an assignment from Mineracao Fazenda Brasileiro S/A ("Mineracao Brasileiro"), an affiliate of Santa Elina, pursuant to which Yamana will assume Mineracao Brasileiro's interest in an agreement (the "Fazenda Brasileiro Acquisition Agreement") dated as of June 17, 2003 between Mineracao Brasileiro and Companhia Vale do Rio Doce ("CVRD"). The Fazenda Brasileiro Acquisition Agreement contemplates the acquisition of CVRD's Fazenda Brasileiro underground and open pit gold mine, and related exploration properties, in the state of Bahia, Brazil (the "Fazenda Brasileiro Property") for cash consideration of U.S.$20,900,000.

     The securities to be sold in the Financing are expected to be Subscription Receipts, each of which is exchangeable without payment of additional consideration for one post-Share Consolidation common share in the capital of Yamana and one-half of one Warrant. Each Subscription Receipt will be automatically exchanged at 5:00 p.m. (Toronto time) on the day which is expected to be the earlier of (i) five days after a receipt is issued by the applicable securities regulatory authorities for the final prospectus qualifying the distribution of the underlying securities issuable upon exchange of the Subscription Receipts; and (ii) the date which is four months and one day following the issuance of the Subscription Receipts.

     The price per Subscription Receipt, which is expected to be in the range of $1.60 to $2.00, and the terms of the Warrants will depend on prevailing market conditions and will be determined through negotiations between the Corporation and the Agents. The Lead Agent has agreed pursuant to an engagement letter dated as of June 20, 2003 to act as lead agent with respect to the Financing. As consideration for acting as agents in connection with the Financing, the Agents will receive a commission of 6.25% of the gross proceeds of the Financing and reimbursement for all reasonable out-of-pocket expenses relating to the Financing, including the cost of legal counsel and all applicable taxes, whether or not the Financing is completed.

     An amount equal to the net proceeds of the Financing after deduction of the Agents' commission and expenses will be placed in escrow pending satisfaction of certain conditions, including the execution of certain agreements in form and substance satisfactory to the Agents acting reasonably, the receipt of technical reports compliant with National Instrument 43-101 in respect of the Santa Elina Properties, the Chapada Properties and the Fazenda Brasileiro Property, the receipt of all required shareholder, regulatory and other approvals, and the receipt of a notice of satisfaction or waiver of all conditions precedent to closing in each of the aforementioned agreements. The foregoing escrow release conditions must be satisfied prior to September 30, 2003, failing which the escrowed proceeds plus accrued interest thereon shall be used by the Corporation to repurchase the Subscription Receipts for the issue price thereof plus a pro rata share of interest accrued on such proceeds. To the extent that the escrowed proceeds are not sufficient to purchase all of the Subscription Receipts, the Corporation will contribute such amounts as are necessary to satisfy any shortfall.

     Subject to shareholder approval of the foregoing transactions, Yamana intends to change its name to "Yamana Gold Inc.", or such other name as may be approved by the Board and acceptable to the Director under the Canada Business Corporations Act and the Toronto Stock Exchange, to more accurately reflect its business focus following the acquisition of the Santa Elina Properties. Also subject to shareholder approval, Yamana intends to consolidate its existing Common Shares on the basis of a factor of one new common share for 24 existing Common Shares, provided that if the number of existing Common Shares issued and outstanding prior to the closing of the Santa Elina transaction, the Financing and the issuance of the Chapada Option Shares is more than 117,416,640, then the consolidation factor shall be the lesser of (a) 30 and (b) that number calculated by dividing the number of issued and outstanding Common Shares immediately prior to closing of the Proposed Transaction by 4,892,360.

3.2 Significant Acquisitions and Significant Dispositions

     On March 14, 2001, Yamana acquired, through its wholly-owned subsidiary, 1461552 Ontario Inc., all of the outstanding shares of Platero Resources, Inc. ("Platero") pursuant to a plan of arrangement (the "Plan") under section 182 of the Business Corporations Act (Ontario). Under the Plan, Yamana issued, in exchange for each of the 5,616,000 common shares of Platero outstanding, one Common Share and one-half of one Common Share purchase warrant (collectively, the "Arrangement Warrants"). Each whole Arrangement Warrant is exercisable for one Common Share for a period of three years from the date of closing of the acquisition at an exercise price of U.S.$0.15 per Arrangement Warrant. By acquiring Platero, Yamana acquired the Syrah property located about 20 kilometres northwest of Martinetas in the gold-dominant eastern part of the Deseado Massif. Ownership of this property was recently transferred from Yamana to Recursos Yamana S.A. ("RYSA"), the Argentine operating subsidiary of Yamana. Ownership of the other former Platero properties, all located in the silver-dominant western Deseado Massif region, will be transferred to a former Argentine subsidiary of Yamana, Compania Minera Polimet S.A. ("Polimet") (now owned by Coeur d'Alene Mines Corporation ("Coeur")), in connection with the Coeur-Northgate Agreement (described below).

     In March 2002, Yamana formed a new Argentine operating subsidiary, Recursos Yamana S.A. ("RYSA") to take 100% ownership from Polimet, now a Coeur subsidiary, of the gold-dominant properties and assets in the eastern part of the Deseado Massif region.

     On April 2, 2002, Yamana closed a three-way agreement (the "Coeur-Northgate Agreement") with Coeur and Northgate in which Coeur acquired Polimet, and all its assets in exchange for satisfying in full Yamana's loan obligation to Northgate under a two-year U.S.$4 million loan facility (later increased to U.S.$4.5 million). Under the Coeur-Northgate Agreement, Coeur agreed to transfer from Polimet back to Yamana all Santa Cruz properties and assets in the gold-dominant eastern part of the Deseado Massif region while Polimet retains ownership of only the silver-dominant properties and assets in the western part of the region.

     On April 2, 2002, Yamana also closed a private placement (the "Private Placement") with Coeur of 5,000,000 units (collectively, the "Units") for total gross proceeds of U.S.$255,000. Each Unit consisted of one Common Share and one Common Share purchase warrant (collectively, the "Warrants") of Yamana exercisable for five years from the date of the Private Placement at an exercise price of U.S.$0.069. Yamana had the right to require Coeur to exercise 50% of the Warrants on September 1, 2002 and the balance thereof on December 1, 2002 for total gross proceeds of U.S.$345,000. This total investment by Coeur in the capital of Yamana will represent a 15.4% equity interest before dilution and about a 9.0% equity interest on a fully-diluted basis. Coeur also received the right to nominate one director to Yamana's board of directors (the "Board").

     On April 12, 2002, Yamana entered into an agreement (the "Santa Cruz Joint Venture"), subject to the completion of due diligence, with Compania de Minas Buenaventura S.A.A. ("Buenaventura"), a well-known and successful Peruvian mining company, to fund a two-phase exploration program of the eastern region gold properties. Subsequently, Mauricio Hochschild & Compania S.A.C. ("Hochschild"), another major

Peruvian mining company, agreed to join the Santa Cruz Joint Venture. Collectively, these two companies will earn a two-thirds interest (66.67%) in RYSA by: (1) purchasing 1.5 million Yamana common shares for $150,000 (which was completed in May 2002) and (2) spending U.S.$5.85 million in exploration within a six year period. The ultimate outcome upon completion of the spending will see Yamana as equal partner with Peru's two largest gold mining companies.

     In January 2003, in Brazil, Yamana acquired from the Comaroo Garimpeiro Cooperativa a 100% interest in the 970-square kilometer Cumaru Garimpeiro Reserve and the adjoining 17-square kilometer Gradaus mining property. Gradaus consists of partially developed private ground with an active mining license and a modern operations camp.

     Pursuant to the land agreement, Yamana is required to make property payments of approximately $1,600,000 as follows:


                 Year ended                        Amount
                 ----------                        ------

                 Feb 28, 2003                      $ 75,000

                 Feb 29, 2004                       175,000

                 Feb 28, 2005                       200,000

                 Feb 28, 2006                       500,000

                 Feb 28, 2007                       200,000

                 Feb 28, 2008                       450,000
                                                --------------

                                                $ 1,600,000
                                                --------------

3.3 Trends

For junior companies in the minerals industry, the last five years have been some of the worst that the industry has faced. Scandals, economic and currency weaknesses, depressed metals prices and disinterested investors caused an unabated erosion of values during the period. Recent improvements in the gold price and strengthening in gold equities in early 2003 suggest a possible turnaround in the mining industry; however, the upturn may not continue.

ITEM 4. NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 General

     The Corporation is currently engaged in the acquisition, exploration and development of mineral properties in Argentina and Brazil.

     The Corporation's strategy is to identify and evaluate properties with promising mineral potential, add further value through exploration, and then to develop these properties through collaborative agreements with industry partners having substantial operating experience and financial strength. The Corporation also seeks undervalued situations with promising mineral potential for investment where it is believed that significant value may be added through the Corporation's extensive exploration experience and capabilities.

     Subsequent to the sale of Mina Martha and related silver properties and assets in April 2002, the Corporation's primary exploration focus has been on its gold properties in the eastern part of Santa Cruz province in the Patagonian region of Argentina and the Cumaru and Gradaus properties in Brazil. Yamana is in the exploration stage at all properties.

     With the impending acquisition of the Santa Elina Properties, Chapada Properties and Fazenda Brasileiro Property discussed above, the Corporation will become a significant gold producer and one of Brazil's largest gold exploration land holders. See "Item 3 - General Development of the Business - Three Year History".

     There is no assurance that commercially viable mineralization exists in any of its mining projects until successful exploration work is concluded.

     Employees

     During the fiscal year ended February 28, 2003, the Corporation had an average of 5 employees.

     Risk Factors

     Investment in the securities of the Corporation should be considered to be speculative due to the high-risk nature of the Corporation's business which involves the exploration for precious and non-precious metals and mineral deposits. In evaluating the Corporation's securities, the following risks should be considered carefully in addition to any other information set forth in this AIF.

     History of Losses

     As at the date hereof, the Corporation remains an exploration-stage company. Other than Mina Martha, which had revenues beginning in April 2001, the Corporation has no producing properties and, consequently, had no operating revenue or cash flow from operations. The Corporation has experienced operating losses since its incorporation on March 17, 1994. These losses, during the last three fiscal years, amounted to U.S.$3,674,642 for the year ended February 28, 2001, U.S.$11,028,955 for the year ended February 28, 2002 and U.S.$3,391,949 for the year ended February 28, 2003. The Corporation had an accumulated deficit of U.S.$52,644,546 as at February 28, 2002; on August 30, 2002, Yamana's shareholders approved the elimination of this deficit by way of a corresponding reduction to capital stock. Total accumulated deficit as at February 28, 2003, after the reduction, was U.S.$3,490,589. The Corporation expects its operating losses to continue for a period of time, and there can be no assurance that the Corporation will be able to achieve or sustain profitability in the future. The Corporation has never paid a dividend on the Common Shares and does not expect to do so in the foreseeable future.

     Mining Industry Risks

     The exploration for and development of mineral deposits involves a high degree of risk which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration programs planned by the Corporation or its joint-venture partners will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The effect of these factors cannot be accurately predicted and the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

     Instability of Political and Economic Environments

     The mining interests of the Corporation may be affected in varying degrees by political or economic stability. The risks include, but are not limited to: terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Any changes in regulations or shifts in political attitudes are beyond the control of the Corporation and may materially adversely affect its business, financial condition and results of operations. Operations may also be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, and mine safety. The effect of these factors cannot be accurately predicted.

     Environmental Risks and Hazards

     All phases of the Corporation's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect the Corporation's business, financial condition and results of operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.

     Government approvals and permits are currently, or may in the future be, required in connection with the Corporation's operations. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

     Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Corporation, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

     Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

     Governmental Regulation of the Mining Industry

     The mineral exploration activities of the Corporation are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Corporation believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development of the Corporation's properties. Amendments to current laws and regulations governing the operations and activities of the Corporation or more stringent implementation thereof could have a material adverse effect on the Corporation's business, financial condition and results of operations.

     Fluctuations in the Market Price of Mineral Commodities

     The profitability of the Corporation's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Corporation. The level of interest rates, the rate of inflation, world supply of mineral commodities, and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Corporation's business, financial condition and results of operations.

     Properties without Known Mineable Reserves

     Other than the Mina Martha which was sold in April 2002, the Corporation's current mineral properties are in the exploration stage, and it has not yet been determined that any of the properties contain mineralization that is economically recoverable. The activities of the Corporation will continue to be directed towards the search for, evaluation of and development of mineral deposits. There is no assurance that the expenditures of the Corporation will result in discoveries of commercial orebodies. Furthermore, there can be no assurance that the Corporation's estimates of future exploration expenditures will prove accurate, and actual expenditures may be significantly higher than currently anticipated.

     Uncertainty as to Calculations of Mineral Deposit Estimates

     There is a significant degree of uncertainty attributable to the calculation of mineral deposit estimates and corresponding mineralization grades. Until the mineralized material is actually mined and processed, mineral deposit estimates and mineralization grades must be considered as estimates only. Consequently, there can be no assurance that any mineral deposit estimates or ore-grade information contained herein (including in the documents incorporated herein by reference) will prove accurate. In addition, the value of mineral deposits may vary depending on mineral prices and other factors. Any material change in ore grades or stripping ratios may affect the economic viability of the Corporation's projects. Furthermore, mineral deposit estimate information should not be interpreted as any assurance of mine life or of the potential profitability of existing or future projects.

     Requirement of Additional Financing

     The exploration and development of the Corporation's properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, will require substantial additional financing. Although the Corporation intends to undertake a significant financing in the short term, there is no assurance that this financing will close (see "Item 3 - General Development of the Business - Three Year History"). Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Corporation's properties or even a loss of a property interest. The only source of funds now available to the Corporation is through the sale of equity capital, properties, royalty interests or the entering into of joint ventures. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Corporation and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on the Corporation's business, financial condition and results of operations.

     Uninsured Risks

     The Corporation carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against in each case include environmental pollution, earthquake damage, mine floodings or other hazards against which mining exploration corporations cannot insure or against which the Corporation may elect not to insure because of high premium costs or other reasons. Failure to have insurance coverage for any one or more of such risks or hazards could have a material adverse effect on the Corporation's business, financial condition and results of operations.

     Competition

     The mining industry is intensely competitive in all of its phases and the Corporation competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis. Such competition may result in the Corporation being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Corporation's prospects for mineral exploration and success in the future.

     Dependence Upon Key Management Personnel and Executives

     The Corporation is dependent upon a number of key management personnel. The loss of the services of one or more of such personnel could have a material adverse effect on the Corporation. The Corporation's ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Corporation faces intense competition for qualified personnel, and there can be no assurance that the Corporation will be able to attract and retain such personnel. The Corporation has entered into several employment contracts with certain of its key executives.

     Potential Volatility of Market Price of Common Shares

     Both the Canadian and United States stock markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Common Shares. In addition, the market price of the Common Shares is likely to be highly volatile. Factors such as the price of gold and other minerals, announcements by competitors, changes in stock market analyst recommendations regarding the Corporation, and general market conditions and attitudes affecting other exploration and mining companies may have a significant effect on the market price of the Common Shares. Moreover, it is likely that during future quarterly periods, the Corporation's results and exploration activities may fluctuate significantly or may fail to meet the expectations of stock market analysts and investors and, in such event, the market price of the Common Shares could be materially adversely affected. In the past, securities class action litigation has often been initiated following periods of volatility in the market price of a company's securities. Such litigation, if brought against the Corporation, could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

     Possible Conflicts of Interest of Directors and Officers of the Corporation

     Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. The Corporation expects that any decision made by any of such directors and officers involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest with or which are governed by the procedures set forth in the CBCA and any other applicable law.

     Absence of Dividends

     The Corporation has never paid a dividend on the Common Shares and does not expect to do so in the foreseeable future.

     Risk of Dilution

     The Corporation's Certificate and Articles of Continuation, as amended, provides that the Corporation has an unlimited number of authorized Common Shares and preference shares that may be issued. Under applicable Canadian law, shareholder approval is not generally required for the Corporation to issue shares of either class of capital stock. Moreover, the Corporation has various commitments that could require the issuance of a substantial number of additional Common Shares. Among these commitments are the convertible notes and related warrants, as well as outstanding Common Share purchase warrants and stock options which, if converted or exercised (as the case may be), will result in the issuance of a substantial number of additional Common Shares.

     The future business of the Corporation will require substantial additional financing which will likely involve the sale of equity capital. The Corporation can also be expected to issue additional options, warrants and other derivative securities. Future issuances of equity capital, including derivative securities, may have a substantial dilutive effect on existing shareholders. Except as described in connection with the acquisition of the Santa Elina Properties and Chapada Properties under "General Development of the Business - Three Year History" above, the Corporation is not able at this time to predict the future amount of such issuances or dilution.

     Title Matters

     The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Corporation believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Corporation's interests.

     Payment Obligations Relating to Properties

     The Corporation is required to make aggregate expenditures of approximately U.S.$184,000 in fiscal year 2004 to keep its property interests in good standing. Failure to make these payments or any required exploration expenditures could require the Corporation to forfeit interests in certain of its properties. There can be no assurance that funds will be available in the future to permit the Corporation to satisfy these obligations.

     Risks Relating to Santa Cruz Joint Venture

     The Corporation has entered into an agreement, subject to due diligence, with Buenaventura and Hochschild to create the Santa Cruz Joint Venture and to fund an aggregate of U.S.$5.85 million for exploration over six years. Because the Santa Cruz Joint Venture partners have the right to withdraw from exploration after completing the program for any committed year there can be no assurance that the aggregate funds that are expected to be spent will in fact be spent.

4.3 Mineral Projects

     The following section includes descriptions of the Corporation's important properties.

Argentina
---------

     Argentina, which is South America's second largest country in population and area, is a constitutional democracy with a strong national policy encouraging foreign investment. No special taxes or registration requirements are imposed on foreign firms, and foreign investors have equal rights with domestic investors to own business, land and mineral rights. The country's Mining Investment Act of 1993 affords registered companies 30 years of tax stability on new mine developments together with attractive capital investment depreciation rights, advantages on provincial and municipal taxes, and certain import and export benefits to alleviate taxes. Additionally, new mine developments can claim a 5-year federal tax holiday on production income. The federal government takes no royalty on mineral production, although each province can impose a royalty up to a maximum of 3% of mine-mouth value.

     Yamana, acting through its former Argentine operating subsidiary, Polimet, started its search for minerals in Argentina in 1991 with ensuing efforts focused largely on gold-silver exploration near the southern end of the country in the Province of Santa Cruz. The province, part of the sparsely populated frontier region known as Patagonia, is bounded on the east by the Atlantic Ocean and sheltered from the Pacific Ocean on the west by the Andes Mountains. The climate is dry and mostly temperate. A prolific oil and gas industry supports the local economy and infrastructure; for this reason industrial services are readily available throughout the region.

     The geological property summaries herein have been prepared by Melvin L. Klohn, Yamana's Santa Cruz exploration Project Manager from 1995 to 1999. Mr. Klohn is a Licensed Geologist with B.Sc. and M.Sc. degrees in geology, has 36 years experience in minerals, petroleum, and coal exploration and currently serves as Yamana's Vice President of Exploration. The content herein is based largely on technical information set forth in a number of independently prepared geological reports, as listed below:

(1) Review of the North Bacon, Lejano and Ciclon West exploration projects, Santa Cruz Province, Argentina; prepared by Micon International Limited, January 11, 1999;

(2) Review of epithermal silver-gold and base metal exploration properties of Yamana Resources Inc., Santa Cruz Province, Argentina; prepared by Micon International Limited, September, 1998;

(3) Preliminary resource estimate for the North Bacon exploration project, Santa Cruz, Argentina; prepared by Micon International Limited, March 1, 1999;

(4) Fairness opinion regarding proposed business combination of Platero and Yamana; prepared by Ross Glanville & Associates Limited, January 22, 2001;

(5) Caldera Prospect, Cateo no. 408.610/N/94, Santa Cruz, Argentina -- Progress & Final Report; proprietary report prepared by Newcrest Minera Argentina, S.A. ("Newcrest"), December, 1996;

(6)  Information   Concerning   the   Corporation   --  Management   Discussion:
     Exploration & Acquisition; 2001 Annual & Special Meeting, Management Proxy Circular, Platero Resources, Inc., March 9, 2001;

(7) Epithermal gold-silver prospects, Deseado Massif, Santa Cruz Province, Patagonia, Argentina; report prepared by Locke B. Goldsmith, M.Sc., P.Eng., P.Geo., Vancouver, January 11, 2000; and

(8) Avances Explorativos - Patagonia Argentina; a series of SCJV activity reports and monthly updates, prepared by RYSA field staff (Buenaventura); January 6, 2003; April 3, 2003; May 6, 2003; June 6, 2003.

     Details regarding Yamana's exploration methodology, drilling protocols, sampling and analytical procedures, quality control procedures, environmental issues, and other information specific to the Santa Cruz exploration projects are discussed in reports 1, 2, and 3, listed above. Copies of these reports may be inspected during normal business hours at 66 Wellington Street West, Suite 3600, Toronto, Ontario, Canada M5K 1N6.

Mina Martha and Other Silver Properties in Western Santa Cruz Province

     Between April 1999 and April 2002, Yamana's activities in Santa Cruz were focused almost exclusively on developing and producing high-grade silver ore from Mina Martha. This small but unusually rich silver deposit, located in the southwestern part of the Deseado Massif, was discovered by Yamana's geological reconnaissance team in 1997. In December 1999, Yamana secured a two-year U.S.$4 million loan facility (later increased to U.S.$4.5 million) from Northgate to develop the mine. Plagued with unforeseen delays (caused by two back-to-back unusually bad winters), inappropriate mining techniques, lower than anticipated grade, and continually falling silver prices, Yamana sold the operation and other silver-dominant properties in western Santa Cruz Province on April 2, 2002, to Coeur d'Alene Mines Corporation in exchange for repayment of the balance of the original production financing. The sale consisted of approximately 820 square kilometres of mineral rights including Mina Martha. Yamana retains no interest in these rights.

     The sale of the western Santa Cruz silver properties has allowed Yamana to refocus on its gold-dominant properties in the eastern part of Santa Cruz Province and to seek new exploration opportunities elsewhere in the world.

Gold Properties in Eastern Santa Cruz Province - Joint Venture

     In March 2002, Yamana formed a new Argentine operating subsidiary, RYSA, to explore and advance its gold-dominant properties and assets in the eastern part of the Deseado Massif region. On April 12, 2002, Yamana entered into an agreement with Cia de Minas Buenaventura S.A.A. ("Buenaventura"), a major Peruvian mining company, to create the Santa Cruz Joint Venture ("SCJV") and fund a two-phase exploration program of these properties. Subsequently, Mauricio Hochschild Cia Ltd. S.A.C. ("Hochschild"), another major Peruvian mining company, agreed to join the Santa Cruz Joint Venture. Collectively, these two companies can earn a two-thirds interest (66.67%) in RYSA by spending U.S.$5.85 million in exploration on the properties over a 6-year period.

     In the SCJV, Buenaventura (as operator) and Hochschild manage project activities related to target exploration and development on the properties. Initial efforts are primarily focused on detailed trenching, mapping, sampling and drilling of various gold targets, most of which were identified during Yamana's previous exploration campaigns. The objective is to define promising targets for a planned future program of underground exploration and development. Concurrently, Yamana's reconnaissance exploration team continues to prospect and acquire new properties for the venture. Since SCJV field activies were initiated on September 1, 2002, Yamana's SCJV land position has more than quadrupled.

     Yamana, through RYSA, currently holds approximately 1,050 square kilometres of mining rights in the eastern part of Santa Cruz Province. In addition, RYSA owns all or part of three large ranches controlling surface rights over the Martinetas, Microonda and Goleta group of properties (collectively known as "Micmar") and recently signed a lease-purchase option for another large ranch to control surface rights over the important La Paloma property.

     All mining properties in Santa Cruz Province are subject to a maximum 3% mine-mouth royalty payable to the Province. Yamana's properties held at the time of the SCJV agreement - approximately 195 square kilometres of mining rights distributed among 11 separate properties - additionally carry a 2% NSR royalty payable to Royal Gold, Inc. Yamana's new properties acquired subsequent to the SCJV agreement - approximately 855 square kilometres in 12 properties - are subject to the provincial royalty only.

     No permits are required to carry out current exploration activities.

Regional Geology of Eastern Santa Cruz Province

     Important gold-silver occurrences in Santa Cruz Province are confined to the Deseado Massif, a geologically defined region of about 80,000 square kilometres that occupies the northern one-third of the province. The Deseado Massif region is extensively underlain by a thick pile of rhyolitic volcanic and interbedded sedimentary rocks of Jurassic-age (130-170 million years old) and is crisscrossed by numerous large fault and fracture zones. During Jurassic volcanism, these structures were sites of widespread hydrothermal activity, forming numerous shallow-level "epithermal" quartz-adularia fissure-veins, vein breccias, and stockwork-vein systems, some of which carry gold and silver minerals. The occurrences are classic low-sulphidation type, having relatively weak alteration haloes and only small amounts of sulphide minerals, and they may contain anomalous amounts of arsenic, mercury, and antimony - which can serve as exploration pathfinder elements - and small to moderate amounts of lead, copper, or zinc minerals.

Martinetas and other Micmar Properties

     The adjacent Martinetas, Microonda and Goleta properties, together with other new adjoining properties, are collectively denoted as the "Micmar" properties. The area consists of flat to very gently rolling treeless windswept terrain averaging about 150 metres above sea level. It is transected by Argentina's main north-south paved highway (Ruta 3), offering easy year-around access to coastal shipping ports, and by a major gas pipeline, offering a possible source of energy for future mining operations. The properties are within 15 kilometres of Yamana's 100%-owned Bema ranch base camp and generally accessible all year by 2-wheel drive vehicles. Yamana owns all or part of three contiguous ranches to secure surface rights over 420 square kilometres that includes much of the area of the Micmar properties and the most important of the currently known gold targets.

     The Micmar properties cover much of a 12-kilometre-wide circular volcanic feature thought to be a possible caldera. This feature is continuously underlain by a moderately thick sequence of Jurassic-age rhyolitic ash-tuffs and volcaniclastic beds, part of a regional lithologic unit known as the Chon Aike Formation. A variety of gold occurrences have been discovered in the Micmar area, mostly in association with various shallow-level volcanic structures such as rhyolite domes, volcanic breccias, and fissure vents, and in epithermal quartz-adularia fissure vein systems.

     Yamana explored the Micmar properties in moderate detail from 1995 to 1999. During this period, several drilling campaigns tested 21 different targets with 300 drill holes totalling 20,545 metres. Additionally, more than 6,000 meters of shallow backhoe trenches were dug and sampled across parts of the properties. Almost 90 percent of the drilling consisted of reverse-circulation (RC) drill holes including 166 shallow scout holes (average 20 metres depth) drilled during the early prospecting stages of exploration and 101 deeper holes (average 145 metres depth) optimized to define large-tonnage bulk-mineable gold targets. Thirty-three of Yamana's 300 Micmar drill holes were diamond core holes, mostly drilled during later campaigns when exploration was directed toward high-grade gold veins and shoots.

     The current SCJV program of detailed exploration at Micmar began in September 2002 with focus strictly on the Martinetas property. Trenching, mapping, sampling, and follow up core drilling were completed by March, 2003, in three exploration sectors - Coyote, Cerro Oro, and Armadillo (formerly known as T-1). Each sector is crossed by a number of gold-bearing vein systems, some containing possible high-grade shoots as identified in Yamana's earlier exploration campaigns. Almost 2000 metres of new short trenches were dug, hammered, or blasted across the major known vein systems in each exploration sector; additionally, 780 metres of previous exploration trenches were cleaned and deepened. Targets defined by this work were subsequently tested by 18 HQ-size (63.5 mm diameter) diamond core holes, totalling 2,020 metres. Assay results from this work are pending.

La Paloma (Syrah)

     Yamana gained the Syrah property (since renamed "La Paloma") when it completed the acquisition of Platero in March 2001. Ownership was subsequently transferred from Yamana to RYSA and the property is now part of the SCJV.

     When Yamana acquired Platero, the La Paloma (Syrah) property consisted of a single exploration claim ("cateo") of 99 square kilometers; subsequently, the SCJV filed five new exploration claims surrounding the property, expanding the project to approximately 600 square kilometers in size. The SCJV has also signed an option to purchase agreement with the owner of La Paloma ranch, thus securing 190 square kilometres of surface rights covering important parts of the project area.

     La Paloma is located about 40 kilometres northwest of Martinetas. It is transected by a major all-weather graded road that provides year-around access for 2-wheel drive vehicles to Argentina's main north-south paved highway, Ruta 3, which lies about 60 kilometres east of the property. This highway offers easy access to ocean ports and other modern facilities. A major gas pipeline that runs parallel to Ruta 3 offers a possible source of energy for future mining operations. The area consists of rolling, treeless windswept terrain, ranging from 150 to 200 metres above sea level.

     The area is underlain largely by andesitic volcanic flows, ash-tuffs, and volcaniclastic beds, part of a locally thick Jurassic-age volcanic sequence known as the Bajo Pobre Formation which is overlain by rhyolitic volcanic units of the regionally extensive Chon Aike Formation. The andesitic rocks of the Bajo Pobre are slightly richer in iron and more chemically reactive than the rhyolitic rocks and they commonly form conspicuous bright-colored alteration haloes around old hydrothermal centers which occur along the plethora of crisscrossing fault and fracture zones.

     The La Paloma area was first explored by Newcrest in 1993-1997 and optioned for a short period to North in 1997. Both are major mining companies who focused their exploration efforts in this area on finding large tonnage bulk-mineable gold targets - not narrow high-grade veins. The companies collected more than 1,200 surface samples, drilled 12 widely-spaced reverse circulation holes totalling 1,402 metres, and completed several kilometres of shallow backhoe surface trenches after the drilling campaign was done. Newcrest subsequently relinquished the mineral rights in 2000 and the property was then acquired by Platero.

     The SCJV initiated a program of detailed surface mapping, trenching, and sampling in January 2003. Four exploration sectors have been defined - Santa Rosa, San Juan, San Martin, and San Nicolas - each containing at least two important vein systems. Most of the veins carry sporadic weak to strong gold values in their surface exposures. Collectively more than 11 kilometres of veins have been mapped, encompassing a district-sized area of 90 square kilometres. The SCJV program currently underway at La Paloma plans to complete approximately 230 short trenches (2,300 metres) to examine the more promising of these veins. Trenches along the strongest or largest veins are being spaced 50 metres apart. In general, the trenching done to date reveals that the veins are consistently wider and more extensive than observed in surface outcrops, but assay results are still pending. The trenching program, which continued to the end of field season in late May 2003, will help define targets for a diamond core drilling program planned for the September 2003, field season.

Estrella and Condor

     Yamana's adjacent Estrella and Condor properties are located in the central part of the Deseado Massif, adjoining the western boundary of the major producing Cerro Vanguardia gold-silver property. Estrella and Condor each consist of two Manifestations of Discovery plus zones of protection, a collective area of approximately 52 square kilometres.

     The area consists of rolling, moderately incised, treeless windswept terrain, approximately 300 metres average elevation above sea level. From Argentina's main north-south paved highway (Ruta 3) located to the east, the properties are reached by 30 kilometres of graded all-weather secondary road followed by approximately 40 kilometres of poorly maintained 4-wheel drive ranch access roads. Ruta 3 offers easy year-around access to coastal shipping ports. A major gas pipeline that runs parallel to Ruta 3 has been tapped as source of energy for operations at the Cerro Vanguardia mine. Surface rights on both properties are owned by a single large ranch and are not currently controlled by Yamana.

     Yamana briefly tested the Estrella and Condor properties in 1996-1997 with a series of wide-spaced reverse-circulation drill holes: 17 holes totalling 2,497 metres at Estrella, and 25 holes totalling 4,040 metres at Condor. Additionally, 1.8 kilometres of shallow exploration trenches were completed at Condor; no trenching has been done at Estrella. This exploration campaign was largely focused on large-tonnage bulk-mineable targets, not on high-grade gold veins such as those currently being exploited at Cerro Vanguardia.

     At Estrella, the principal gold-bearing structure is Veta Michelle, comprised of a set of sub-parallel quartz veins extending west across the property from the adjoining Cerro Vanguardia mine property. Exposed intermittently for 2.5 kilometres along strike, Veta Michelle disappears to the west beneath a thin cover of young basalt flows. The SCJV has to date made no plans to pursue this property in the immediate future.

     Yamana's Condor property, which adjoins Estrella on the north, contains at least two large structures that extend off the Cerro Vanguardia mine property. The structures form a set of sub-parallel faults with a large uplifted block between the structures. The uplifted block is comprised mostly of arkosic sandstones and organic-rich shales of the slightly older Jurassic-age Roca Blanca Formation and partly by andesitic volcanic tuffs of the Bajo Pobre Formation, and it is flanked by slightly younger Jurassic-age rhyolitic ash-tuffs of the regionally extensive Chon Aike Formation. The bounding faults apparently served as conduits for hydrothermal activity that pumped considerable amounts of silica and arsenic, together with minor gold and silver, into the surrounding rocks. In Yamana's 1996-1997 search for bulk-mineable gold deposits, these structures and the adjacent sandstone formation were tested by drilling and trenching with disappointing results, but several targets remain untested. The SCJV has to date made no plans to pursue this property in the immediate future.

Other properties

     Yamana's other properties in the current SCJV are all early-stage exploration properties that have not been examined in detail with trenching or tested by drilling. Most of the properties occur within a 40-kilometre radius of the Micmar properties and Yamana's operations base camp, which would likely serve as a central site for possible future mining operations. The properties are all less than 250 metres above sea level, close to existing infrastructure, and generally accessible all year by 2-wheel drive or 4-wheel drive vehicles. Surface rights for these properties are currently not controlled by Yamana.

     Most of these early-stage properties are geologically similar to Micmar or La Paloma, consisting mainly of epithermal vein systems hosted by Jurassic-age rhyolitic volcanic rocks of the Chon Aike Formation or andesitic volcanic rocks of the Bajo Pobre Formation. In a few instances, the vein systems are hosted by older units such as Permian-age sandstones and conglomerates of the La Goldrina Formation or Triassic-age granitic rocks of the La Leona Formation. The SCJV has to date made no firm plans to explore these properties, but it is expected that Yamana's reconnaissance team will conduct follow up exploration sampling and mapping on many of these properties during the next field season starting in September, 2003.

Brazil
------

     Brazil is the seventh largest economy in the world and South America's largest country in population and area. It is a constitutional democracy with a strong national policy encouraging foreign investment. No special taxes or registration requirements are imposed on foreign-owned companies and foreign investment capital is treated equal to domestic capital.

     Brazil ranks as one of the world's best jurisdictions for mining investment. The country offers extensive infrastructure, a large pool of skilled technical and professional personnel, and an established legal system. Mineral resources are defined and mining rights guaranteed under Brazil's Federal Constitution, Federal Mining Code, and various Executive Laws. The Federal Government collects royalties on mineral production; up to half this royalty is paid to the surface owner. The current Federal royalty for gold properties is 1 % NSR.

     In early 2002, Yamana began compiling information regarding mineral opportunities in Brazil. It is a vast country (8.5 million square kilometres), more than half of which is underlain by Precambrian rocks similar to the large craton or shield areas of Canada, Australia, and South Africa. These cratons contain much of the world's gold, silver, iron, manganese, copper, nickel, cobalt, and chromium resources. Although Brazil is an important mineral producer and contains important deposits of these commodities, Yamana believes Brazil remains poorly explored relative to these other countries. In particular, Brazil has many promising under-explored gold occurrences associated with Precambrian greenstone belts. Globally, such belts account for 60 percent or more of the world's gold production. Gold exploration in Brazil appears to be roughly at the stage of Canadian exploration in the late-1950s or early-1960s.

     The geological and historical property summary herein has been prepared by Melvin L. Klohn, Yamana's Vice President of Exploration. Mr. Klohn is a Licensed Geologist with B.Sc. and M.Sc. degrees in geology, has 36 years experience in minerals, petroleum, and coal exploration. The content herein is based largely on technical information taken from a number of independently prepared geological reports, including the following:

(1) Carta metalogenetica da Provincia de Carajas/SE do Para; prepared by CPRM (Brazilian Geological Survey) under direction of Secretaria de Minas e Metalurgia, 1996.

(2) The Cumaru mesothermal granodiorite-hosted gold mineralization, Amazon craton, Brazil; by O.H. Leonardos, et. al., in Brazil Gold 91,1991.

(3)  The   Lode-Porphyry   Model  as  Deduced   from  the   Cumaru   mesothermal
     granitoid-hosted gold deposit, southern Para, Brazil; by M.D. Santos, et. al., in Revista Brasileira de Geosciencias, September, 1998.

(4) An overview of main auriferous regions of Brazil; by S.L. Martini, in Revista Brasileira de Geosciencias, September, 1998.

(5)  Gold  deposits  of  the  Carajas  mineral   province:   Deposit  types  and
     metallogenesis; by R.N. Villas and M.D. Santos, Springer-Verlag, 2001.

Cumaru-Gradaus Property - Regional Setting

     Yamana made its first foray into Brazil in November, 2002, selecting the first of several interesting gold exploration opportunities for acquisition. The Cumaru-Gradaus acquisition consists of almost 1,000 square kilometres of exploration concessions and mining rights in the southern part of the Carajas region in Para State, Brazil. Located about 8 degrees south of the equator, the climate is tropical with alternating wet and dry seasons. Most of the area's original forest cover has been cleared for either subsistence farming or organized agriculture. The property is accessible by 90 kilometres of all-weather unpaved road from a major paved highway at the town of Rendencao (population 80,000). The town offers a range of services and supplies, as well as a modern airport with scheduled plane service. Electricity, telephone, and other services are also available at the property in the village of Cumaru (population 4,000).

     The property is in the southern part of the Carajas region, historically famous for its major deposits of iron, nickel, manganese and gold. The best known of the region's gold deposits is the famous Serra Pelada deposit, discovered by a local prospector in 1980 and site of a subsequent major rush involving an estimated 100,000 artisanal miners ("garimpeiros "). The next major gold discovery occurred the following year at Cumaru, the property now controlled by Yamana; this caused a second, albeit smaller, rush involving about 15,000 garimpeiros. Both of these sites were subsequently set aside by the Federal Government as Garimpeiro Reserves. Recent changes in the law allowed Yamana to negotiate with garimpeiro cooperative holding rights to the Cumaru Reserve and acquire exclusive exploration rights to the property.

     The Carajas region more recently has become famous as one of the world's premier regions for iron oxide-copper-gold (IOCG) deposits. Since the discovery of the huge Olympic Dam deposit in Australia in the 1970s, IOCG deposits have been aggressively sought globally by major mining companies. To date, the Carajas region has yielded more giant IOCG discoveries than any other region in the world. Important discoveries include Salobo (784 million tonnes @ 0.96% copper and 0.52 g/t gold), Crystalino (500 million tonnes @ 1.3% copper and 0.3 g/t gold), Sossego (355 million tonnes @ 1.1% copper and 0.28 g/t gold), and Alemao Bahia (170 million tonnes @ 1.5% copper and 0.80 g/t gold). The potential of this newly recognized copper-gold province to contain other large discoveries has caused a flurry of exploration, including intense drilling activity by Codelco (in joint venture with Barrick) on ground just north of the Cumaru Reserve property, which is now held by Yamana.

Cumaru-Gradaus Property - Description

     Yamana's acquisition includes the 970-square kilometre Cumaru Garimpeiro Reserve and the adjoining 17-square kilometer Gradaus mining property. Gradaus consists of partially developed private ground with an active mining license and an operations camp. The adjacent and much larger Cumaru Reserve is the site of widespread, extensive alluvial workings (now mostly inactive) from which an undocumented but apparently large amount of alluvial gold (reportedly more than 1 million ounces) was extracted during the early-1980s gold rush. This tract until now was held exclusively by the Comaroo Garimpeiro Cooperativa and has never been explored with modern methods by an organized company.

     The adjoining Gradaus property has seen two generations of mining: (1) scattered garimperio activity that illegally trespassed on the private ground to exploit shallow alluvial gold in the early-1980s, and (2) an organized mining effort by the Gradaus property owners in the early-1990s. The latter effort, consisting of an open pit mine and combined gravimetric-heap leach recovery operations, reportedly recovered significant gold over a 4year period from bedrock veins beneath the garimpeiro workings. Limited exploration carried out during this period, including 21 diamond core holes (2,260 total metres) drilled to an average depth of 115 metres, examined veins within and beneath the open pit. Although results of this drilling were moderately encouraging, Yamana considers this an early-stage exploration property that needs much additional work and more drilling to identify a gold system of possible future interest.

Cumaru-Gradaus Property - Geology

     The Cumaru-Gradaus property is underlain by greenstones and granitic to gabbroic instrusive bodies of Late Archean age (slightly more than 2,500 million years old), and by platform sediments and volcanics of Early Proterozic age (from 1,600 to 2,500 million years old). There are few good outcrops in the area; bedrock is best exposed in some of the many widely scattered garimpeiro pits. Elsewhere, the rock units are mostly covered by soil and a layer of deeply weathered, oxidized bedrock known as "saprolite."

     The old Gradaus open pit mine and many of the garimpeiro gold workings occur near the top of an elliptical granodiorite body ("Cumaru Stock") that intrudes metamorphosed volcanics and volcaniclastic sediments of the Gradaus Greenstone Belt. Gold is associated with veins in shear zones cutting the edge of the stock and in the alteration halo surrounding the stock. Garimpeiro workings follow the elliptical margin of the stock, extending more than 8 kilometres beyond the Gradaus mine property bounday into the adjoining Cumaru reserve. None of this zone has been explored in detail or tested at depth by drilling. Elsewhere on the property, garimpeiro workings occur widely throughout the Gradaus Greenstone Belt and to a lesser extent in the overlying platform assemblage. Few of these occurrences have been examined in detail or explored at depth by drilling.

     Expenditures

     During fiscal year 2001, the Corporation expended approximately U.S.$1,445,000 on development of the Mina Martha. During fiscal year 2002, the Corporation expended approximately U.S.$559,000 on the Mina Martha. During fiscal year 2003, the Corporation expended approximately U.S.$129,000 on the Cumaru and Gradaus properties and Buenaventura/Hoshschild had funded approximately U.S.$680,000 in the SCJV.

ITEM 5. SELECTED CONSOLIDATED FINANCIAL DATA

5.1 Annual Information

     The following table sets forth selected financial data for the Corporation for, and as of the end of, the periods indicated. This financial information is derived from the Consolidated Financial Statements which have been audited by Deloitte & Touche LLP. The Consolidated Financial Statements and the financial data set forth below have been prepared in accordance with Canadian generally accepted accounting principles.


                        Year Ended          Year Ended           Year Ended
                     February 28, 2003   February 28, 2002    February 28, 2001
                     -----------------   -----------------    -----------------
                          (U.S.$)            (U.S.$)              (U.S.$)

Total revenues(1)         157,907           5,862,782             44,243

Net (loss)
- Total                 (3,391,949)        (11,028,955)         (3,674,642)
- per share                (0.05)             (0.21)               (0.08)

Total assets             6,620,806          10,142,315          20,052,755

Total long term
financial liabilities   1,500,357(2)       1,587,279(2)           573,640

(1)  Derived from sale of Mina Martha ore, interest income and other income.

(2) Includes future income tax liabilities of U.S.$1,500,357 and U.S.$482,866 for the fiscal years ended February 28, 2003 and February 28, 2002, respectively.

5.2 Dividend Policy

     The Corporation has never paid a dividend on the Common Shares and does not expect to do so in the foreseeable future. The actual timing, payment and amount of any dividends paid by the Corporation will be determined by the Board from time to time based upon, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and such other business considerations as the Board considers relevant.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS

6.1 Form 44-101F2 Disclosure

          (1) General

     The following discussion and analysis explains trends in the Corporation's consolidated financial condition and results of operation for each of the three fiscal years in the periods ended February 28, 2003, February 28, 2002 and February 29, 2001. This discussion and analysis of the results of operations and financial condition of the Corporation should be read in conjunction with the Consolidated Financial Statements and the related notes, as well as statements made elsewhere in this AIF. Included herein are certain forward-looking statements that involve various risks, uncertainties and other factors. See "Note Regarding Forward Statements" on page 3 of this AIF.

     The Consolidated Financial Statements, which have been prepared on the basis of a going concern as described in Note 2(a) therein, have been prepared in accordance with accounting principles generally accepted in Canada.

     During the year ended February 28, 2003, as the mining industry started to revive from depressed conditions, Yamana strengthened its financial position and increased its mineral property holdings. Yamana eliminated a $1.1 million liability related to First Preference Shares and a $3.3 million loan from Northgate Exploration (BVI) Limited ("Northgate"). Failure to repay the Northgate loan would have meant the loss of all of Yamana's Argentina assets and, thus, the end of the company.

     On April 2, 2002, in a three-way agreement with Coeur d'Alene Mines Corporation ("Coeur") and Northgate, Coeur acquired all of Yamana's silver properties in western Santa Cruz Province, Argentina in exchange for satisfying, in full, all amounts owing to Northgate.

     Later in April 2002, Yamana entered into an agreement with Cia de Minas Buenaventura S.A.A. ("Buenaventura"), to fund a two-phase $6 million exploration program of the gold properties. Mauricio Hochschild Cia Ltd. S.A.C. ("Hochschild") also agreed to join the venture and fund 50% of the costs.

     As a result of these agreements, Yamana survived and emerged owning one hundred percent of its promising Argentina gold properties with partners highly versed in not only exploration but also development and mining. As at February 2003, Buenaventura and Hochschild had funded $680,000.

     In October 2002, Yamana acquired a 1,000 square kilometer area of Cumaru - Brazil's largest garimpeiro reserve - in the Carajas Region of Para State. Subsequent to year-end, Yamana announced that it had reached agreement with Santa Elina Mines Corp. ("Santa Elina") to acquire all of Santa Elina's gold assets in Brazil. The assets include three advanced-stage pre-production gold projects, a number of mid-stage exploration projects, and claims or concessions covering prospective exploration areas in two of Brazil's major gold regions.

     Yamana is currently evaluating other projects in Brazil. It is hoped that the new Brazilian properties, together with further acquisitions and Yamana's Argentina assets, will give Yamana the critical mass necessary to become a mid-tier gold producer with excellent exploration prospects.

     Yamana is undergoing radical changes with a new and focused emphasis upon Brazil - an under-explored country. Yamana expects to become the consolidator of gold opportunities in that country and our shareholders should be well positioned to benefit from the consequent rebuilding of Yamana in a strengthening gold market.

     Operating Results

     For the year ended February 28, 2003, Yamana incurred a loss of $3.4 million compared to a loss of $11.0 million for the previous year. The decrease was mainly due to mineral property write-offs of $0.9 million and interest expense of $0.2 million in the current year against $8.2 million and $1.8 million last year, respectively. The write-offs in both years reflect, essentially, the losses on disposition of the silver assets and the write-down of tax credits in Argentina. Additionally, a provision of $1,017,000 for future income taxes related to assets transferred in the Coeur/Northgate agreement was made in the current year compared to a recovery of future income taxes of $143,650 in the prior year.

     Current year revenue of $158,000 included $120,000 in option payments related to the sale of Mina Martha. Revenue from the sale of ore from Mina Martha ceased in the prior year. Total expenses in the current year, excluding interest, asset write-offs, and amortization, were $1.5 million in the current year compared to $1.2 million in the prior year. This difference was due primarily to increases in salaries and professional fees. Salaries in the current year increased in part due to a $138,000 stock bonus approved by the shareholders. Professional fees increased $106,000 due to increased activity related to the Buenaventura/Hochschild joint venture and sale of Mina Martha.

     At the Annual and Special Meeting on August 30, 2002, Yamana shareholders passed a special resolution to eliminate Yamana's accumulated deficit on its consolidated balance sheet as of February 28, 2002 and, thus, reduce Yamana's stated capital by $52,644,546.

     For the year ended February 28, 2002, Yamana incurred a net loss of U.S.$11.0 million compared to a net loss of U.S.$3.7 million for the previous year. The increase was mainly due to mineral property write-offs of U.S.$8.2 million and interest expense of U.S.$1.8 million in the current year against U.S.$2.3 and U.S.$0.1 million last year, respectively. The write-offs reflect, essentially, the losses on disposition of the silver assets.

     For the year ended February 28, 2001, Yamana incurred a net loss of U.S.$3.7 million compared to a net loss of U.S.$2.4 million for the previous year. The decrease was mainly due to mineral property write-offs and asset write-downs of U.S.$2.3 million in 2001 against U.S.$0.6 million in 2000. Mineral property write-offs result from either management's assessment of a decline in value or management's estimation of the unlikelihood of securing exploration funding. Non-exploration expenditures, including salaries and general and administrative expenses, decreased by about 25 percent from the previous year as a result of continuing cost control measures.

     Subsequent Events

     Yamana will acquire Santa Elina's gold assets through the issue of common shares such that existing Yamana shareholders will own 15% of Yamana going forward and Santa Elina will own 85%. As part of this acquisition, it is expected that Yamana will consolidate its common shares on a one for twenty-four basis, although this ratio will ultimately be dictated by financing considerations.

     Completion of the acquisition is subject to a number of conditions including Toronto Stock Exchange approval, satisfactory completion of due diligence reviews, Yamana receiving the approval of its Board of Directors, approval of Yamana's shareholders and the execution of formal agreements. The transaction is also conditional upon Yamana raising a minimum of C$50,000,000.

     Risks

     Yamana's risks include the intensely competitive nature of the mining industry, fluctuating currencies and commodity prices, laws governing the repatriation of profits, taxation, political stability, expropriation and environmental compliance. Currency risks are managed by maintaining maximum funds in U.S. dollars. To mitigate land title risks, Yamana makes no commitments and undertakes no exploration without first determining that necessary property rights are in good standing. However, land title may still be affected by undetected defects.

     Outlook

     The recoverability of the carrying value of Yamana's mineral properties is dependent upon the establishment of reserves, the ability to finance their development, and their future profitability. Yamana will continue to evaluate, acquire, and develop mineral properties. Such activities require significant expenditures prior to achieving commercial production, typically with many years between discovery and production. Yamana may finance future expenditures through the sale of equity, joint venture arrangements with other mining companies, the sale of property interests, term debt, or a combination of any of these alternatives.

          (2) Quarterly Information


                  Year ended February 28, 2003

                                                          Q4                  Q3            Q2         Q1

                                                     (U.S.$)             (U.S.$)       (U.S.$)    (U.S.$)

Revenues                                              50,031              70,227        35,037      2,612

Net (loss)                                       (2,094,185)           (274,538)     (432,711)  (590,515)

(Loss) per share                                      (0.02)              (0.01)        (0.01)     (0.01)

                  Year ended February 28, 2002

                                                          Q4                  Q3            Q2         Q1

                                                     (U.S.$)             (U.S.$)       (U.S.$)    (U.S.$)

Revenues                                             149,356           1,724,344     2,973,408  1,015,674

Net (loss)                                       (9,500,972)           (566,247)      (91,441)  (870,295)

(Loss) per share                                      (0.17)              (0.01)        (0.01)     (0.02)


          (3) Liquidity and Capital Resources

     Subsequent to the sale of Mina Martha, Yamana had no producing properties. Operations must be funded by equity financings and earn-in and joint venture arrangements with other mining companies.

     Working capital as at February 28, 2003 was a negative $371,820. However, $603,311 is represented by accounts payable which will be liquidated through the issue of Yamana common stock. Thus, the adjusted working capital was a positive $231,491.

     During the year ended February 28, 2003, Yamana received $1.6 million ($1.4 million after expenses) through private placements and exercise of options and warrants. Funding to advance the Argentina properties was provided through the Buenaventura/Hochschild joint venture.

     Notwithstanding the decision to provide in full against tax and export incentives of $1.2 million collectible in Argentina, Yamana intends to continue to exert strenuous efforts to collect these monies.

ITEM 7. MARKET FOR SECURITIES

     The Common Shares are listed and posted for trading on The Toronto Stock Exchange under the symbol "YRI". No other securities of the Corporation are listed on a stock exchange.

ITEM 8: DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holding

     The following table sets forth the names and municipalities of residence of the directors and officers of the Corporation, their positions held with the Corporation, the date on which each became a director or officer and their principal occupations during the past five years:

Name and
Municipality of                                      Director/Officer
Residence                Position Held               Since                   Principal Occupation
---------                -------------               -----                   --------------------

R. Stuart Angus(1)(2)    Director                    February 7, 1995        Partner, Fasken,
Vancouver, B.C.                                                              Martineau DuMoulin
                                                                             LLP (law firm)

Victor H. Bradley        Director, President and     February 7,1995         Chief Executive
Montecito,               Chief Executive Officer                             Officer of the
California                                                                   Corporation

J. Edward                Director and Chairman       February 7,1995         Retired
Fletcher(1)(2)
Richmond, B.C.

Hugh M. Hamilton         Vice President, Corporate   March 30, 2001          Mining consultant
Rossland, B.C.           Affairs

Name and
Municipality of                                      Director/Officer
Residence                Position Held               Since                   Principal Occupation
---------                -------------               -----                   --------------------

Dieter Krewedl(3)        Director                    January 24, 2003        Senior Vice President
Coeur d'Alene,                                                               Exploration, Coeur
Idaho                                                                        d'Alene Mines
                                                                             Corporation (silver
                                                                             and gold mining
                                                                             company)

Melvin L. Klohn          Vice President,             January 1, 1999         Vice President,
Spokane, WA              Exploration                                         Exploration of the
                                                                             Corporation

Patrick Mars(1)          Director                    August 16, 2001(4)      Mining Consultant
Toronto, ON

William V. Schara        Vice President, Finance     August 15, 1997         Vice President,
Spokane, WA              and Chief Financial                                 Finance and Chief
                         Officer                                             Financial Officer of
                                                                             the Corporation

Lance S. Tigert(1)(2)    Director                    February 7,1995         Retired
Toronto, Ontario


(1)  Member of the Audit Committee.
(2)  Member of the Compensation Committee.
(3) Pursuant to an agreement between the Corporation and Coeur d'Alene Mines Corporation ("Coeur"), Coeur is allowed to nominate a designee for election to the board of directors of the Corporation. Mr. Krewedl is Coeur's nominee.
(4) Also a director of the Corporation between February 7, 1995 and February 18, 1999.

     Each of the directors and officers of the Corporation has held the principal occupation set forth opposite his name, or other executive offices with the same firm or its affiliates, for the past five years except for Messrs. Angus, Krewedl, Mr. Mars, and Tigert. Prior to 2001, Mr. Angus was a partner of Stikeman Elliott LLP. From 1998 to 2001, Mr. Krewedl was Vice President Exploration of Coeur d'Alene Mines Corporation. Prior to being a mining consultant, Mr. Mars was President/ CEO and Director of Anvil Range Corp. from June 1997 to May 1998, Chairman/ CEO and Director of Chivor Emerald Corp. from December 1995 to December 1998, and Chairman and Director of First Marathon Securities (UK) Ltd. (later acquired by National Bank of Canada) from January 1999 to May 2001. Prior to his retirement in December 2002, Mr. Tigert was Senior Vice-President, Project Development of Noranda Inc.

     As of July 17, 2003, the directors and officers owned or controlled less than 1 % of the Common Shares.

     The Corporation does not have an executive committee. All directors hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

ITEM 9: ADDITIONAL INFORMATION

     Upon request, the Corporation will provide you with (i) one copy of the AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF, (ii) one copy of the Consolidated Financial Statements, together with the accompanying report of the auditor, and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed fiscal year, and (iii) one copy of the management information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation.

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's management information circular mailed to shareholders and filed with the securities commissions in the provinces of Canada on July 3, 2003. Additional financial information is provided in the Consolidated Financial Statements. A copy of such documents may be obtained upon request from the Secretary of the Corporation.